SUB-ITEM 77C
Submission of matters to a vote of security holders

A special meeting of the shareholders of International Bond was held on September 15, 2014 to vote on the following proposals. The proposals received the required number of votes of International Bond and were adopted. A summary of voting results is listed below the proposals.

Proposal 1:

To approve a change in the fund’s investment objective from seeking “high total return by investing in high-quality non-dollar denominated government and corporate debt securities outside the US” to seeking “total return.”

For                      $         743,366,733.00                                      65.673%                          91.159%

Against                      $           62,032,056.67                                      5.480%                          7.607%

Abstain                      $           10,063,769.50                                      0.889%                          1.234%

TOTAL                      $         815,462,559.17                                      72.042%                        100.000%

Proposal 2:

To approve re-classifying the fund’s investment objective from “fundamental” to “non-fundamental.”

For                      $         580,128,496.76                                      51.252%                          71.141%

Against                      $         223,522,645.81                                      19.747%                          27.411%

Abstain                      $           11,811,416.60                                      1.043%                          1.448%

TOTAL                      $         815,462,559.17                                      72.042%                        100.000%